Filed by Bonanza Creek Energy, Inc.

(Commission File No. 001-35371)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Extraction Oil & Gas, Inc.

(Commission File No. 001-37907)

Bonanza Creek Energy (Q2 2021 Earnings) August 10, 2021

Corporate Speakers:

•	Scott Landreth; Bonanza Creek Energy, Inc.; Director of Finance, IR & Treasurer

•	Eric Greager; Bonanza Creek Energy, Inc.; President & CEO

•	Brant DeMuth; Bonanza Creek Energy, Inc.; CFO

Participants:

•	Leo Mariani; KeyBanc Capital Markets Inc.; Analyst

•	Neal Dingmann; Truist Securities, Inc.; Analyst

•	Mike Scialla; Stifel Financial Corp.; Analyst

•	Phillip Johnston; Capital One Securities, Inc.; Analyst

•	Nicholas Pope; Seaport Research Partners; Analyst

•	Noel Parks; Tuohy Brothers Investment Research, Inc.; Analyst

•	Ray Deacon; Petro Lotus Energy Advisors; Analyst

PRESENTATION

Operator: Ladies and gentlemen, thank you for standing by, and welcome to the Q2 2021 Bonanza Creek Energy Earnings Conference Call.

(Operator Instructions)

Please be advised that today’s conference is being recorded.

(Operator Instructions)

I would now like to hand the conference over to your speaker for today, Scott Landreth. You may begin.

Scott Landreth: Thank you. Good morning, everyone, and welcome to Bonanza Creek’s Second Quarter 2021 Earnings Conference Call and Webcast. On the call this morning, I am joined by Eric Greager, President and CEO; Brant DeMuth, Executive Vice President and Chief Financial Officer; and other members of the senior management team.

Yesterday, we issued our earnings press release, posted a new investor presentation and filed our 10-Q with the SEC, all of which can be found on the Investor Relations section of our website. Some of the slides in the current investor presentation may be referenced during our remarks this morning. Please be aware that our remarks will include forward-looking statements that are subject to many risks and uncertainties that could cause actual results to differ materially from these statements. You should read our full disclosures regarding forward-looking statements contained in our 10-Q, 10-K and other SEC filings.

Also during the call, we will refer to certain non-GAAP financial measures because we believe they are good metrics to use in evaluating performance. Reconciliations of these measures to the most directly comparable GAAP measure are contained in our earnings release and investor presentation. We will start the call with prepared remarks and then move to Q&A. As with previous earnings calls, we will take questions from those in the sell-side analyst community on today’s call. I ask that investors and others with questions to please reach out to me directly to schedule a call. You can find my contact information on the Investor Relations section of our website or within yesterday’s release.

Now I would like to turn the call over to Eric Greager, President and CEO. Eric?

Eric Greager: Thanks, Scott. Good morning, everyone, and thank you for joining us today. We appreciate your time and interest in Bonanza Creek. As with previous calls, we will keep our prepared remarks short in order to leave plenty of time for Q&A.

It was a very busy second quarter for the company. We began the quarter with the announced closing of our merger with HighPoint Resources on April 1 and quickly followed that up with the announcement of 2 additional transactions: a merger of equals With Extraction Oil and Gas on May 10 and the acquisition of Crestone Peak Resources on June 7. Both transactions are subject to stockholder approval and customary closing conditions. But once Extraction and Crestone Peak are combined with Bonanza Creek to create Civitas Resources, it will become the largest pure-play DJ operator.

Not to be lost in all the M&A activity during the quarter, it is a very positive second quarter for Bonanza Creek plus HighPoint. The integration of the 2 companies is proceeding well and ahead of schedule. Our second quarter production of 42.3 MBoe per day was flat to the pro forma first quarter and slightly better than the slight decline we had expected during our first quarter call.

With our release yesterday, we raised our production guidance to a range of 41 to 44 MBoe per day with 48% to 52% coming from oil. We did elect to limit this and all other guidance to the third quarter given the pending mergers. Our unit LOE, RMI OpEx and recurring cash G&A expense all showed significant improvements from 1Q to 2Q due to the increased volumes associated with the HighPoint merger and from our focus on efficiencies and capturing synergies.

When we first announced the HighPoint merger in November of 2020, we promised $31 million in first year synergies. I’m pleased to say that on an annualized basis, we have already captured well over $31 million in synergies, as shown on Slide 9 of the investor presentation we posted yesterday.

I’m proud of the work done across the organization to effectively integrate HighPoint into Bonanza Creek. It reinforces my confidence in our ability to successfully integrate extraction in Crestone Peak and continue to deliver synergy value to shareholders.

We have lowered our LOE guidance to a range of $2.85 to $3 per BOE and established recurring cash G&A guidance of $8 million to $9.5 million for 3Q. Guidance for RMI OpEx and severance and ad valorem taxes were unchanged except for limiting the guidance to 3Q.

CapEx for the quarter was just under $41 million, which brings year-to-date CapEx to approximately $74 million. We still believe an annual CapEx range of $150 million to $170 million is appropriate for full year of standalone BCEI but we have provided 3Q guidance of $55 million to $65 million.

Finally, one last item related to 3Q guidance. Given the current strip for WTI, which is above $55 per barrel, where our oil differential begins to escalate, we estimate our oil differential to be in the $6.50 to $7 per barrel range for the third quarter. Bonanza Creek paid its first ever quarterly dividend of $0.35 per share in June. The annual dividend of $1.40 per share represents approximately 3.7% dividend yield at the current share price.

The Bonanza Creek Board of Directors declared that the third quarter 2021 fixed dividend of $0.35 per share will be paid on September 30 to shareholders of record at the close of business on September 15.

Civitas is committed to returning capital to shareholders through increased dividends. And as previously announced, we anticipate that the annual dividend will be increased to $1.85, approximately $0.46 per share per quarter at closing of the pending transactions with Extraction and Creston Peak.

In the earnings release, we provided certain 2Q metrics for the individual companies forming Civitas. The 3 companies produced a total of 162.3 MBoe per day during the second quarter. Bonanza contributed 42.3 MBoe per day of those volumes. Extraction contributed 76.6 and Crestone Peak contributes 43.4. We will provide additional information on the merger transactions as we progress toward closing in early Q4.

With that, I will return the call to the operator for Q&A.

QUESTIONS AND ANSWERS

Operator: (Operator Instructions)

Our first question comes from the line of Leo Mariani with KeyBanc.

Leo Mariani: I wanted to see if we can get a little bit more color on what you guys are sort of working on in terms of integrating all 3 companies. I, obviously, know there has to be a vote and whatnot. You guys have to close these deals. But you certainly put some language in the press release that you guys are kind of working fast and furiously on this. I know you originally had a $70 million synergy target. But clearly, on HPR, it looks like you’ve exceeded that $31 million target and did it, I guess, faster than expected. So is it just kind of any update to your thoughts on the ability and amount of synergies on these deals?

Eric Greager: Leo, what I would say is, as you’d expect, it’s all the — it’s not complicated, it’s not complex, but it takes a great deal of time and energy, and we’re interviewing all the employees of the 3 companies that are coming together. And as we continue to have conversations and evaluate what will become the Civitas organizational structure there are necessary changes that need to be made.

This will be a new company entirely. There’s just a lot of work that has to be done in terms of getting to know folks in terms of evaluating the strengths and talents of each individual and a lot of decisions that have to be made in terms of how we’re going to arrange the structure itself. And I would say that that’s the biggest part of what is ongoing today is the effort around organizational structure. I think much of the decision-making around rationalizing our downtown office space has been done. And I’m happy to talk a little bit more about that, much of the decision-making around rationalizing office space and yards in the field has been done.

Obviously, we haven’t realized the savings, but I think we’ve got pretty good plans in place. And again, it’s just a great deal of work, but having accomplished the HighPoint synergy savings ahead of schedule and the cultural integration ahead of schedule as well. I’ve got a great deal of confidence in our team’s ability to both put this together quickly and execute the close and transition swiftly and without any excess friction. Let me stop there, Leo, and see if you’ve got a follow-up question specifically around what I mentioned.

Leo Mariani: No. That’s — I think that was pretty thorough Eric, so that you guys are working fast and furiously. And obviously, I’m going to put the cart before the horse. I know you have to get these deals under your belt, but just how are you feeling about other potential opportunities in the DJ to maybe roll up other assets or other companies? And is that something that Civitas will start looking at immediately kind of after close or perhaps even before? Maybe there are some targets that you guys already have, you’re sort of focused on at this point?

Eric Greager: Yes, we continue to be focused on value creation and discipline, Leo, but we haven’t stopped looking. We basically carried straight through with our core analysis team and core analysis tools and continuing to have the work that happens behind the scenes all the analysis that needs to be done. Obviously, we can’t do anything, and we can’t have any value conversations with anyone during the pendency of these transactions. We wouldn’t think to do something like that.

But continuing on with analysis, particularly technical analysis is core to our business. And it’s exactly what you would expect any business like ours to continue doing even in the pendency of a transaction, technical and operating analysis as to how to drive value in our strategy. Specifically, I would say that we’re going to continue to create value for shareholders. If you look at our trading multiple today, Civitas on an EBITDA basis for ‘22, it does make things a little bit more challenging and we’re going to remain disciplined.

So I would say that here in front of everyone that because we’re a disciplined, value-creating organization, we’re not going to pay through our multiple. And that means things get a little bit more challenging when the multiples depressed or more compressed. So that’s a fact and it doesn’t come as a surprise to anyone on the call. But we will continue running the analysis and executing our strategy and we’ll kind of take it from there. Beyond that, I don’t know much more than I can say, but feel free to follow up with a specific and I’ll try to answer.

Leo Mariani: No, that was very helpful color for sure. And just lastly for you guys here. Could you speak a little bit to the kind of current permitting situation out there in the DJ. And I know, obviously, you guys, I’m sure, can give a robust answer on the Bonanza Creek side, but do you have any insight potentially on to how things might be going on maybe some of the Crestone or the XOG lands that are a little bit more of a call it, slightly more urban type environment, less rural than legacy Bonanza.

Eric Greager: Yes. We’ve submitted dozens of OGDP applications, and those are all outstanding. We feel like the environment — the regulatory environment is growing more and more constructive. We haven’t received any approvals, but we’re very confident in the fact that we will. Confident in the fact that many of these have already cleared completeness and we’ve got very open channels to the regulators and to the municipalities. We’ve got great relationships all along the Western corridor through the Crestone Peak and extraction community relations team, government relations teams and regulatory teams.

And then moving further south, we feel confident in our relationship in and around the Watkins asset base that we’ll continue to be able to generate permits going forward. The combined company has 300 permits approved right now in inventory. And that will take us well out into 2022 and beyond and that excludes Hereford and Grover. So if you included those stellar assets to the north, then we’d have even more permits, but we generally exclude Dover and Hereford from that list. So let me stop there, Leo, and see if you want to follow up on any of that.

Leo Mariani: No, I think that was, again, very thorough for sure, and I appreciate your time.

Eric Greager: Thanks, Leo.

Operator: Our next question comes from the line of Neal Dingmann with Truist Securities.

Neal Dingmann: My first question. I guess what I’d say the top major these days. I’m just wondering, going forward, what’s your preferences for incremental shareholder return and I ask especially considering the notable quarterly dividend you all are already paying.

Eric Greager: Neil, thanks for the question. We — again, it is a core tenet of BCEI and more importantly, going forward with Civitas to return cash to shareholders. The $1.85 a share announced on announcement of the second of the 2 announced transactions is a pretty strong base dividend. And what I would say is we continue to remain focused on returning cash. And what I would — the other thing I would suggest is the Civitas Board, while we’ve had lots of conversations with the Board has not yet formed.

And as a consequence of that, has not had the opportunity to take up in full kind of formal policy expanded capital allocation practices and policies. So once we get a little closer to close, I anticipate that we’ll have more to say about that. But we’re absolutely committed to returning cash to shareholders. And I think every tool in the toolbox should be made available to us as we move over commodity cycles and through various phases of the business development.

Neal Dingmann: Very good. Nice to hear. And obviously, quarterly dividend today is very nice. Secondly, just my second question is on anticipated well spacing on Slide 8. You all are certainly on the wider side, though, it sounds like you may have submitted some plans to Broomfield for a bit tighter well spacing. So I’m just wondering how you’re thinking about average spacing going forward.

Eric Greager: Yes. The way we think about spacing and stacking, Neal, is we’ll adjust along the way. It’s price dependent. So when the prices are high and the resource can support it, then we’ll maximize the return of the capital invested in the rock. And in some cases where the rock is better, more well developed in terms of geology, porosity and permeability and pressure. It will sustain more wells per section. But we aim to maximize returns, think cash-on-cash return or maximizing a PIR 9 metric. And that’s the way we think about it. So when prices are high, that means we’re going to be able to downspace just a little bit. And when prices weaken a bit, we’ll up space.

And we think about that relationship, not just in spacing and stacking, where you have multiple horizons like the Codell, but we also think about stimulation design the same way. And if you run these — if you run out these options as you apply the permits and then develop the pad, set surfaces, drill out production intervals and start stimulations, you’ve got you’ve got staggering options along the way that allow you the opportunity to maximize the economic return of the incremental capital invested.

So what we’re shooting for is maximizing the return and spacing and stacking and stimulation design will be dependent on that in much the same way that production will be dependent on notionally, half our EBITDA generated. We like to think about this rather than kind of the old school thinking about setting a particular stimulation design or a particular spacing and stacking regimen, independent of price, we like to think about things like reinvestment rate as an independent variable and things like production as dependent variables in the same way that we think about price — commodity price in particular as the independent variable and spacing, stacking and stimulation design as the dependent variable maximizing an economic metric like cash-on-cash return or PIR9.

Operator: Our next question comes from the line of Mike Scialla with Stifel.

Mike Scialla: Eric, your LOE came in a little bit better than we were expecting, I guess, below your guidance and then you lowered your guidance for third quarter. I want to see if there was anything in particular there that drove that and what you’re thinking in terms of how sustainable that might be as you look into the fourth quarter after these mergers close?

Eric Greager: Thank you. Yes, it’s — if I were to sum it up briefly, I would say many of the connections, including produced water connections and other LOE and direct OpEx-related items, just came in ahead of schedule in terms of connecting the High Point systems to the BCI systems, rationalizing things like routes and other items that tend to drive LOE on a unit basis. All of that is moving ahead of schedule, and it allowed us to take down Q2 and also take down Q3 below expectations. And I anticipate that’s only going to get better as we move through close and build out Civitas.

There are just a great deal of operational synergies when you think about BCI and HighPoint, clearly, the industrial logic made a great deal of sense. And when we announced the extraction deal, one of the things we pointed to is the downtown office space, there’s a bit of redundancy in terms of square footage and G&A more broadly. In the field, there was a little less kind of overlap. But when you layer on Crestone Peak onto XOG, it creates a similar dynamic between those 2 companies that existed within BCI and HighPoint. And we just expect these direct OpEx numbers and cash cost structure across the board to get meaningfully better over time as we grow our efficiencies and scale and capture these synergy savings.

Mike Scialla: Okay. Good. And looked like the merger-related costs for the HighPoint deal were a little bit higher than we had anticipated. I wanted to see if — were all those merger-related costs relative to HighPoint for the quarter? Or was some of the extraction and trust 1 peak in there as well? And any thoughts about what those might look like in the fourth quarter for finishing up the extraction cross-town peak transactions?

Yes, it’s a good question. It’s difficult to untangle perfectly and completely transaction-related costs from kind of run rate costs. We’ve done our best, and you can see the 2 categories separated. But when we announced Extraction and Crestone Peak, we clearly were in the throes of the integration work and a lot of the transaction costs carrying through. And as the parent and the issuer, there are these costs will carry through on the BCEI accounts going forward.

So I would imagine that we’ll continue to see merger-related cost transaction costs running through Q4 and probably bleeding into Q1 as well. Generally speaking, Q2 had not just the tail end of the High Point merger-related transaction costs, but also Extraction and Crestone Peak starting to ramp up at that time because we really didn’t stand down any of that merger and transaction apparatus, including all the various advisers on all sides of the business, legal, banking and all the rest.

Brant DeMuth: Mike, it’s Brant. So if you kind of circle up $3 million to $5 million in the second quarter, that would be associated with what we’ve been doing beyond HighPoint.

Mike Scialla: Okay. That’s helpful. So it sounds like there’s a fair bit in there beyond HighPoint and maybe a little bit less in fourth quarter. Would that be your best guess at this point?

Brant DeMuth: Yes. I mean, obviously, fairness opinions get paid upfront. So that was a large chunk of it.

Eric Greager: Yes. Yes, the legal — a lot of the legal work is done on the front end as well because you’re paying that as you go. And a lot of that is associated with both merger agreements and then importantly, the S4 filings.

Mike Scialla: Okay. And then last one for me. Just now that we’re closer to the mergers, any thoughts? I know it’s still early for looking at ‘22, but you guys have told us what Extraction and Crestone Peak giving us a look at their EBITDA and production for the quarter, I guess as you look into next year, should we assume you’re going to try and hold things flat? And any idea in terms of activity levels, what you might be looking at to accomplish that?

Eric Greager: Yes, it’s still pretty early. I’m going to stick with, Mike, what we’ve said already, which is notionally 50% of our EBITDA generated reinvested. We think that will run right now given the quality of assets, notionally flat production, running 3 operated rigs on a pretty much a level-loaded basis and 3 level loaded frac crews moving around this DJ acreage position.

So I think generally speaking, that still feels pretty good. But I would emphasize our thinking is this whole input is reinvestment rate output is production, just like I discussed earlier in Neil’s question around spacing. It’s — some things are dependent on others and we’re not being dogmatic about holding production. We do expect it to hold flat but we’re not dogmatic about that. We’re going to let that be what it is as we manage reinvestment rates. We think that’s the most sensible model to build.

Operator: Our next question comes from the line of Phillip Johnston with Capital One.

Phillip Johnston: Just a follow-up on Neal’s question on cash return. If we assume a low key scenario of $45 oil, $2.50 gas kind of held flat forever, your pro forma leverage ratio still stays below half a turn indefinitely in your pro forma free cash flow yield would still be in sort of the 6% to 9% range over the next 5 years based on the current share price. That suggests, obviously, you guys could either raise the pro forma (inaudible) base dividend pretty significantly or start paying variables or buy back a significant amount of stock or some sort of a combination of those options. Eric, I know you said all of the options are on the table and obviously, the Board needs to hammer things out. Can you maybe talk about what options you guys might be leaning towards and kind of what some of the advantages and drawbacks that you guys see regarding buybacks versus variables?

Eric Greager: Yes, it’s a great question, Phillips. I don’t want to front-run the board, but what I can tell you is we recognize that when our trading multiples are compressed the way they are today, that our shares are bargained. And we also recognize that it’s a pretty — in terms of opportunities to allocate capital that buying back our own shares may, in fact, be one of the most compelling uses of free cash flow. And no one on this call would be surprised by that statement. It’s purely a matter of how you allocate capital to the highest returning opportunities.

So if we can buy our own shares back at such a discount, why wouldn’t we consider doing so. So I put that out there. juxtapose to that, is the historical performance of this industry in terms of how ineffective we’ve been at timing share repurchases in terms of the cycle. It’s — we want to be countercyclic as much as we can. We really want to be buying our shares back when they’re down in the depths of, say, 2020 lows as opposed to today. But again, you don’t always have that opportunity. I really like the dividend. I think it’s strong, but I think the board will also consider some sort of special or variable construct. And I say that only because it does give you some flexibility to use your post-dividend cash flow generated for purposes, what else are you going to use it for?

It’s either return cash to shareholders vis-a-vis one of these couple of tools or to pay down debt. And since our debt is already pretty low on a leverage ratio basis, 1 might argue we’re over-equitized, and it wouldn’t make sense to run our debt in a lower. So to optimize our capital structure we might leave it kind of where it is and find other ways to return cash to shareholders. All of that remains to be really hammered out by the Civi Board. I don’t think I’ve said anything controversial because this is pretty fundamental capital allocation strategy, but I do think it’s really important for us to consider share repurchases, particularly when our market price is substantially below our intrinsic value, that’s just built in savings and why not buy yourself back at a discount.

Phillip Johnston: Yes. I appreciate the very thorough answer, and I would agree with pretty much everything you said. In terms of guidance, obviously, we have a pretty good picture of Q3. And obviously, you haven’t given anything on Q4 just given the uncertainty on when the deal is closed. But I guess, for those of us that assume an October 1 close just for modeling purposes, should we just kind of add up the 3 entities second quarter volumes and assume the fourth quarter will look fairly similar? Or are there some moving parts there that would maybe put Q4 a little bit higher or lower than that sort of second quarter run rate?

Eric Greager: No, I think that’s actually pretty good, Phillips. And then you’d want to season in starting to capture synergy savings starting from the moment of close moving forward. But I think that’s — if I were doing it today, I take the 3 separate models built up and I push them together, and I’d run them out. And what we anticipate is providing a fourth quarter stub period guidance shortly after close. And then probably not too long after that, sometime in Q4, providing a more comprehensive ‘22 guidance, but we want to get after it pretty quickly. But if I were you, I do it exactly like you suggested, and then sprinkle in some synergy savings throughout Q4.

Brant DeMuth: Philips, I would just caution that what’s in the 10-Q is not meant to be a pro forma.

Eric Greager: Yes. It’s a sum of parts.

Phillip Johnston: Yes, yes. Okay. And then just to clarify on the rig count. If I’m not mistaken, out of the 3 companies, Crestone is really the only one who are running a rig today and you guys mentioned adding a rig in Q4. So would that be sort of a — on a pro forma basis, would that be going to a 2-rig program? Or am I not thinking about that correctly?

Eric Greager: No, I think you’re thinking about it correctly. I think it’s entirely likely that Crestone Peak will continue running their rig. It’s entirely likely that both XOG and BCEI will pick up a rig. So it will probably be fractions. You wouldn’t want to carry 1 full rig for the full quarter for each because it’s likely to be picking up rigs throughout the quarter for each of the 3 companies. But that’s what I expect.

And then of course, BCI right now is running 2 frac crews. So you’ll want to think about that as well. But XOG is not running a frac crew in Crestone Peak, we’ll be picking up a frac crew in the not-too-distant future. So I think shortly after close, we’ll be getting — approaching that activity pace fairly quickly. within a couple of weeks after close, you’ll see us start picking up rigs and kind of getting after that pace.

Phillip Johnston: Okay. So maybe like a 3-rig program between the 3 companies by the end of this year coming in?

Eric Greager: I think so.

Operator: Our next question comes from the line of Nicholas Pope with Seaport.

Nicholas Pope: Kind of following up on that rig question, I mean it’s been — when this rig comes in on your assets, it’s going to be like 1.5 years since you last had a rig actively drilling. Can you talk a little bit about maybe what goes into the company kind of restarting that drilling program and maybe where costs are relative to where we were when we last kind of left the drilling rig in 2020. Just to help kind of with that production modeling.

Eric Greager: Sure, sure. So I anticipate on the BCI stand-alone basis, we’ll be running in the, I’m going to call it, $500, maybe $520 per linear foot of lateral or per lateral foot. That’s a combination of XRLs and SRLs. That’s on BCI stand-alone. We acquired at the bottom of the market, a bunch of oil country tubular goods, particularly the hardening grade alloys, the HCP 110 for 5.5 production casing. So we bought that at the bottom of the market, and that will carry us through our startup.

And of course, XOG and Crestone Peak also continued with their D&C pace development. But for us, in particular, we’re pretty confident. We’ve maintained — all of our engineers are utility players. And right through Dean and I, Dean sitting here at the table, Dean and I are D&C guys ourselves, but we’ve maintained our utility players through the operations organization.

So we really haven’t given up any of the capabilities even though we did have a reduction in force back in April of 2020, we’ve maintained all of our D&C capabilities along the way, and we bought some supplies at the bottom of the market. So I feel really good about our ability to pick up a rig and start right where we left off. And I think XOG and Crestone Peak — particularly Crestone Peak has maintained their drilling activity. So they’re sort of fight trim right now. And I’m very confident that XOG’s team can pick it right up for all the same reasons that we, BCI, are confident in ourselves.

Nicholas Pope: Got it. That makes sense. And just going back a little bit, is there any update on where activity is on the French Lake asset?

Eric Greager: Yes. That’s a great question. Oxy continues to work with Mr. Serve out at French Lake. We feel pretty good about the progress we’ve been making. But it is progress in incremental bites. And what I mean by that is through COVID, there were very restricted access to folks just because of the slow pace of recovery. And then as we moved into 4Q and then into 2021, we began discussing with the surface owners out of French Lake moving forward.

And it’s just been slow and continue — we continue to make incremental progress I don’t have anything new to report in terms of massive shifts forward in development. But we’ve got a surface use agreement done and ready to be executed, and we continue to meet with Mr. Serbia and his representatives as we have those conversations and hammer out small details and continue to work forward. It’s a good relationship, both with us and the operator, Oxy, and also with the owners. And there’s just a lot of details that need to be worked out, and we’re making progress on it.

Nicholas Pope: That’s great. And then one last thing. There’s a comment in there about the Crestone Peak side. There’s the $750 million of debt cancellation. I just want to make sure I understand that correctly. Is that all taken care of with kind of the deal metrics and it’s really not associated with kind of Bonanza Creek and Civitas going forward?

Eric Greager: Yes, it will be eliminated at or before closing. I’ve got Sandy here with me, but — and she’s our Chief Accounting Officer here, BCI and understands the details certainly better than I do. But I think because of the way Crestone Peak ownership is structured and they’re private. It is an elimination that happens in route to close, and will not carry through to Civitas on a combination basis.

Operator: (Operator Instructions)

Our next question comes from the line of Noel Parks with Tuohy Brothers.

Noel Parks: I was intrigued to sort of hear your discussion a little earlier about viewing frac design in terms of economic conditions. And the person that came to mind when you’re talking about that was is that a separate discussion from just a general plan of managing your DUC inventory to sort of take advantage of either favorable service costs or near-term pricing as opposed to using it to just sort of judicially bring cash on board at a good time for either the budget or for commodity prices versus the outlay of cash for completions.

Eric Greager: I’m going to say it’s all of those things, Noel. What’s built into that approach is, essentially, it starts at the very front end of building out a development plan. Of course, these development plans are built out to the end of life of the assets. So today, we will look at a development plan for Civitas that is built out to the end of life. We call it a depletion plan. It runs all the way out to the last well to the last acre to the last dollar of land developed. And you prioritize that bringing forward your best economics to the front and buried within that is our physics engine, which runs behind all of these decisions, you’ve heard me talk about DYNAMO and DYNAMO is our core kind of economic development optimization engine, if it’s a special IP we’ve created at BCEI.

And nowhere — no matter where within the basin or where along the creaming curve, we invest capital, we can drop across hair on that acreage and Dynamo will generate an optimized type curve and we’ll back calculate based on current commodity price and based on current capital factor input. So it costs, right? So you have a cost model that’s current and you have a revenue model that’s current. And Dynamo will optimize the economic returns on those dollars invested. And that will back calculate both the spacing, stacking and stimulation design.

And then as we work our way forward through that development plan, we set up meetings with municipalities and with COGCC and with others as we prepare DSUs and we set these units up, we tend to permit at higher density meaning more surfaces per pad than might ultimately be necessary because you want to maintain the option in the event that price rips because, again, maximizing the return might require more wells per section. But if price retreats then Dynamo will predict fewer wells per section, and we can run out options along the way, meaning you spud fewer wells, if you have all the slots approved.

And then even if you spud it and set surface, you don’t have to drill out all those surfaces. If prices don’t support it, you can drill out just the production interval is necessary. And even after you’ve TD cased and cemented the wellbores, you still have an opportunity to both lean into higher intensity and larger stimulation designs or back off the stimulation intensity as necessary while you’re zipping the wells together. So think of this like a series of options that you exercise as you move down the road, getting ultimately to the very last stimulation, the very last stage and the very last well and the very last heel when you’ve effectively run out those opportunities.

But then you still have artificial lift designs. You still have reservoir pressure management, vis-a-vis, choke and pressure management regimes to maximize your return. And that’s — the way we think about this is all driven by running those options out as long as possible and making every incremental dollar investment on a maximum returns basis based on which option we’re playing at that very moment.

Noel Parks: Great. I’m just curious, is that a is what anger Creek was doing with Dynamo a more granular analysis than either Crestone or extraction themselves have been doing in-house?

Eric Greager: Yes. It’s different in general and in principle, but we’re bringing these 3 companies together because of the relative strengths of the companies. You’ve got, particularly along the west side of the basin, very, very strong assets. It’s the Niobrara in all of its horizons plus the Codell are much better developed along the western flank of the basin, right along the synclinal axis. It’s the highest quality reservoir. It’s deeper, it’s hotter, it’s higher pressure and it’s better developed both in thickness and in kind of petrophysical terms.

So you’ve got higher quality assets along the West Crestone Peak and XOG bring those higher-quality assets. They also bring great people, great teams in terms of community government relations and ESG, we’ve inherited strong capabilities, practices from those 2 teams. And because we were operating, we BCEI and HighPoint, we’re operating along the Eastern Flank in a more rural area, we didn’t have to build those muscles nearly as much as the folks operating along the Western corridor.

So we bring those strengths into the Civitas organization. And now we’ve got all those operating practices and capabilities plus access to better resources along the western flank just in terms of better developed rock. And that — when you add all of the undeveloped upside to the south and Watkins and the quality of that resource. We think we’re bringing the very best of the best companies together, and it’s a lean, talent-driven organization, strong and technical and operational capability.

But what I would say specifically around Dynamo is that’s unique to BCEI. But I don’t think running out the options was necessarily something that was unique in our development planning. And I can tell you, I am impressed by working together with these 2 teams through the pendency of the transactions at how sophisticated each company is in different ways. And so bringing all that together is just a real strength in this consolidation.

Noel Parks: Terrific. And just the last one for me, just kind of a bit of housekeeping. In the quarter, the midstream operating expense came in a good bit lower than I had expected. And I was just wondering if you could talk about the drivers of that. I’m just wondering if that is potentially more of a onetime effect, and we might see it go up from here?

Eric Greager: Yes. Noel, I’m going to attempt to answer that right now, and I’ve got Scott and Sandy and Dean here as well. We’ll think about it while I’m working I think it’s RMI OpEx you’re talking about. And remember, when we pulled together High Point and BCI, High Point didn’t really have the equivalent of an RMI. That is a wholly owned set of accounts, a wholly owned gathering and compression operation in a set of accounts. They booked a lot of the gathering and compression charges to LOE.

And so when we brought BCEI and High Point together, you’ll recall and you can actually look back through the last couple of quarters, and you’ll see this. LOE went up on a unit basis. And the reason for that was because HighPoint brought over incremental gathering and compression charges that were booked to. Now we’re starting to manage that down, and we’re taking advantage of synergies and efficiencies.

But one of the necessary or natural benefits of that was because they didn’t have those gathering and compression accounts booked to an RMI like entity, then RMI got the benefit of all the dilution of the BOEs in the denominator, and it took the unit cost down on an RMI OpEx basis but LOE went up.

And if you look quarter-over-quarter before and since, I think if you add those 2 together and you call them direct OpEx, it’s going to be in line with expectations or what you’d expect. Meaning you sum the 2 together, the 2 parts are going to look different from one another before and after the transaction. But when you put them together, it will make sense. And the combination on a unit basis will continue to come down over time as we manage efficiencies and synergies. Does that answer the question on RMI specifically or the midstream OpEx?

Noel Parks: It does.

Operator: Our next question comes from the line of Ray Deacon with Petro Lotus.

Ray Deacon: I had a question. I recall a couple of quarters back when you announced the extraction deal, you talked about the economics being the strongest on the western side of the basin. And I noticed in August, the gas prices are over 4%. I was just wondering if you could talk about kind of what the returns look like at the moment.

Eric Greager: Yes. They’re — I mean, in short, Ray, they’re strong. Those wells because there’s so much — they’re just — it’s a really well-developed resource. It’s deeper, yes, it’s higher pressure, yes. but boy, are those strong wells. And because gas is worth something these days and NGL is worth something these days, all that thermal maturity and gas energy brings a lot of oil with it, which is worth something today, too. And these are big curves. I mean, these are 1 million BOE type curves.

Some of these are 15,000, even longer, in some cases, lateral lengths, which are going to make those type curves even larger. The economics on an IRR basis are going to be north of 100% at anything that resembles today’s strip. And you can see that actually in our latest rollout material or launch deck, where we created the skyline or the creaming curve. You noticed we truncated all of that inventory on the left side of that curve, it’s all truncated at 100% because it gets well north of that. And we didn’t want to create the scale that kind of went too far because we wanted. It all makes sense. But that’s on Slide 15 of our last rollout deck, the 1 that featured Civitas plus Crestone Peak,

Ray Deacon: Right. Right. Great. And just one last one. The increase — the widening of the basis to 6.75% on the crude side in 3Q, is there — Is there a chance that, that reverses? And what are the drivers of that?

Eric Greager: Yes. So you’ll notice that was marked on a 7 30 strip, which we noted, I think, in our investor deck. So since then, the strip has come down a little bit and actually because this is a function of strip pricing as well as an escalator as well as some of the White Cliffs deducts and other kind of market basis around here. It’s going to move around. We think, generally speaking, it’s in the right range, but it’s actually the midpoint of $675 implied by that range is a little higher than the way we would see it today if prices stayed where they are today. But we just wanted to be clear with everyone that not only do we have this TI escalator on our oil gathering and sales contract, but that White Cliffs basis has expanded just a little bit as well.

Operator: I’m showing no further questions in the queue. I would now like to turn the call back over to Eric for closing remarks.

Eric Greager: I want to thank you. I just wanted to thank everyone for joining us on the call today. And I wanted to point out that we’ll be at Entercom coming up in just a week or 2. Happy to sit down with folks then, and we’ll have the extended Civitas team with us at the time. So we’ll be able to go into a little bit more detail then. Thank you, everyone. Have a good day.

Operator: Ladies and gentlemen, this concludes today’s conference call. Thank you for your participation. You may now disconnect.

No Offer or Solicitation

This communication relates to merger transactions between Bonanza Creek Energy, Inc. (“BCEI”) and Extraction Oil & Gas, Inc. (“XOG”) (the “XOG Merger”) and between BCEI, CPPIB Crestone Peak Resources America Inc. (“Crestone Peak”) and XOG (the “Crestone Peak Merger” and together with the XOG Merger, the “Mergers” or the “Transactions”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval, in any jurisdiction, with respect to the Transactions or otherwise, nor shall there be any sale, issuance or transfer of the securities referred to in this document in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Offers of securities with respect to the XOG Merger shall be made only by means of a prospectus meeting the requirements of Section 10 of the Securities Act. BCEI intends to issue the merger consideration in connection with the Crestone Peak Merger in reliance on the exemptions from registration requirements under the Securities Act, pursuant to Section 4(a)(2) thereof.

Important Additional Information

In connection with the Transactions, BCEI and XOG have filed materials with the Securities and Exchange Commission (the “SEC”), including (1) a joint proxy statement in preliminary form (the “Joint Proxy Statement”) and (2) a Registration Statement on Form S-4, Registration No. 333-257882, with respect to the XOG Merger (the “Registration Statement”), of which the Joint Proxy Statement is a part. After the Registration Statement is declared effective by the SEC, BCEI and XOG intend to send a definitive form of the Joint Proxy Statement to the shareholders of BCEI and the shareholders of XOG. These documents are not substitutes for the Joint Proxy Statement or Registration Statement or for any other document that BCEI or XOG may file with the SEC and send to BCEI’s shareholders or XOG’s shareholders in connection with the Transactions. INVESTORS AND SECURITY HOLDERS OF BCEI AND XOG ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY BCEI AND XOG WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCEI, XOG, CRESTONE PEAK, THE TRANSACTIONS, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Registration Statement and Joint Proxy Statement, as each may be amended from time to time, and other relevant documents filed by BCEI and XOG with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by BCEI will be available free of charge from BCEI’s website at www.bonanzacrk.com under the “Investor Relations” tab or by contacting BCEI’s Investor Relations Department at (720) 225-6679 or slandreth@bonanzacrk.com. Copies of documents filed with the SEC by XOG will be available free of charge from XOG’s website at www.extractionog.com under the “Investor Relations” tab or by contacting XOG’s Investor Relations Department at (720) 974-7773 or ir@extractionog.com.

Participants in the Solicitation

BCEI, XOG and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from BCEI’s shareholders and XOG’s shareholders in connection with the Transactions. Information regarding the executive officers and directors of BCEI is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on April 28, 2021. Information regarding the executive officers and directors of XOG is included in its Annual Report on Form 10-K/A filed with the SEC on April 30, 2021. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement, Joint Proxy Statement and other materials when they are filed with the SEC in connection with the Transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements and Cautionary Statements

Certain statements in this document concerning the Transactions, including any statements regarding the combined company’s expected credit facility, expected timetable for completing the Transactions, the results, effects, benefits and synergies of the Transactions, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding BCEI’s, XOG’s or Crestone Peak’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding BCEI, XOG’s and Crestone Peak’s plans and expectations with respect to the Transactions and the anticipated impact of the Transactions on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of BCEI may not approve the issuance of new shares of BCEI Common Stock in the Transactions or that shareholders of XOG may not approve that certain Agreement and Plan of Merger, dated May 9, 2021, by and among BCEI, Raptor Eagle Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of BCEI, and XOG (the “XOG Merger Agreement”); the risk that a condition to closing of the Transactions may not be satisfied, that either party may terminate the XOG Merger Agreement or that certain Agreement and Plan of Merger, dated June 6, 2021, by and among BCEI, Raptor Condor Merger Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of BCEI, Raptor Condor Merger Sub 2, LLC, a Delaware limited liability company and a wholly owned subsidiary of BCEI, Crestone Peak Resources LP, a Delaware limited partnership (“CPR”), Crestone Peak, and XOG (the “Crestone Peak Merger Agreement”) or that the closing of the Transactions might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of BCEI, XOG and Crestone Peak; the effects of the business combination of BCEI, XOG and Crestone Peak, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the Transactions; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Transactions. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in BCEI’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequently filed Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, each of which is on file with the SEC and available from BCEI’s website at www.bonanzacrk.com under the “Investor Relations” tab, and in other documents BCEI files with the SEC, and in XOG’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequently filed amended Annual Report on Form 10-K/A and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, each of which is on file with the SEC and available from XOG’s website at www.extractionog.com under the “Investor Relations” tab, and in other documents XOG files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither BCEI nor XOG assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.